UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Telvent GIT, S.A.

(Name of Subject Company)

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.,

an indirect wholly-owned subsidiary of

Schneider Electric SA

(Name of Filing Person — Offerors)

Ordinary Shares, €3.00505 nominal value per share

(Title of Class of Securities)

E90215109

(CUSIP Number of Class of Securities)

Schneider Electric SA

35, rue Joseph Monier

92500 Rueil Malmaison – France

Attention: Peter Wexler

Telephone: (401) 789-5735

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention: Paul S. Bird, Esq.

Telephone: (212) 909-6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by Schneider Electric SA, dated June 1, 2011.
99.2	Schneider Electric SA presentation for investor/analyst conference call, dated June 1, 2011.

IMPORTANT INFORMATION

      The planned tender offer described in this document and the exhibits hereto has not yet commenced and this document and the exhibits hereto are not an offer to purchase nor a solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Schneider Electric SA and Schneider Electric España, S.A.U. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Telvent GIT, S.A. (“Telvent”) will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including the offer to purchase, letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. When available, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer documents), as well as the solicitation/recommendation statement, will be made available to all Telvent shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be available at no charge at the SEC’s website at www.sec.gov.